United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Ampliación Granada

11529 Mexico City, Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

“América Móvil informs the market”

Mexico City, April 11, 2019. América Móvil, S.A.B. de C.V. (“AMX”) [BMV: AMX] [NYSE: AMX | AMOV], announced today that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2018 (the “2018 Annual Report”), with the U.S. Securities and Exchange Commission (“SEC”), and a translation into Spanish of the 2018 Annual Report (the “Informe Anual CNBV”), with the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, “CNBV”), and the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V., “BMV”).

The 2018 Annual Report can be accessed by visiting either the SEC’s website at www.sec.gov or AMX’s website at www.americamovil.com, while the Informe Anual CNBV can be accessed by visiting BMV’s website at www.bmv.com.mx, CNBV’s website at www.cnbv.gob.mx or AMX’s website at www.americamovil.com.

In addition, shareholders may receive a hard copy of AMX’s complete financial statements free of charge by requesting a copy from the AMX’s Investor Relations Office at daniela.lecuona@americamovil.com.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2019

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Alejandro Cantú Jiménez
Name:	Alejandro Cantú Jiménez
Title:	Attorney-in-fact